Filed by Tesoro Corporation (Commission File No. 001-03473) Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Western Refining, Inc. (Commission File No. 001-32721)

This document is intended as background for leaders in case of employee questions. Please do not distribute.
LEADER BRIEF: TESORO TO ACQUIRE WESTERN REFINING
Transaction creates a premier, highly integrated and geographically diversified refining, marketing and logistics company in the Western U.S.
Tesoro and Western have entered into a definitive agreement under which Tesoro will acquire Western in a stock transaction that values the acquisition at approximately $6.4 billion. This transaction is a transformative step forward for Tesoro and its ongoing commitment to creating significant value for shareholders, employees, communities and other key partners.
KEY MESSAGES LEADER EXPECTATIONS
· Western Refining, Inc. is an independent refining and marketing company · Engage with your teams early headquartered in El Paso, Texas that operates refineries in El Paso, Texas, Thursday morning to ensure they Gallup, New Mexico and St. Paul Park, Minnesota and has 545 retail stores. have a high-level understanding of · Western is an ideal strategic fit with Tesoro. The acquisition will significantly the transaction and what they should expand Tesoro’s geographic footprint in the Western U.S. with the addition discuss with their teams. In these of three refineries - which are supplied from advantaged crude oil producing meetings, do not share any written basins. materials.
· The combined company will have a strong multi-brand marketing and · Set the clear expectation that due to convenience store portfolio with 3,000+ location under 12 premium and the regulatory and planning value brands that will serve a broad customer base. processes ahead, there are many · We are just beginning our integration planning to determine the best questions for which we do not yet approach to running our combined operations. We expect the integration to have answers. happen smoothly as we believe our companies are complementary. · IMPORTANT: No one may create or
· Today’s announcement is just the first step in the process. We expect the share any written communications, transaction to close in the first half of 2017, subject to customary closing including slides or e-mail regarding conditions, including regulatory and shareholder approvals. the transaction, unless directed to do · It is critical that we all stay focused on safety and our day-to-day so by the transaction team with responsibilities, and continue to provide the high level of service that our approval from legal. customers expect from us.
· Remind everyone that the focus
· The combined company headquarters will be in San Antonio. should remain on safety and our day-to-day responsibilities.
EMPLOYEE Q&A
Q. Will there be job overlaps and do you expect layoffs?
As we work to bring our two companies together, we anticipate some potential overlap in corporate functions as we combine our organizations, but it is too early in the process to provide any specifics. Generally speaking, we don’t currently anticipate significant layoffs among employees in field operations, but it is too soon to provide any specifics.
Q. Integrating the two companies will be a lot of work. What are our plans and how will we get it done?
We are very early in the process and are just beginning our integration planning to determine the best approach to running our combined operations. It would be premature to offer additional thoughts until we are in the process of integration planning.
Q. When will employees know more about the status of the acquisition?
We know you will have many questions over the coming months, and we are committed to communicating throughout the process. Until the transaction is complete, Western and Tesoro will continue to operate as separate companies.
TESORO CONFIDENTIAL 1

Forward Looking Statements
This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities, anticipated future performance, expected share buyback program and expected dividends. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Tesoro Corporation (“Tesoro”) may not approve the issuance of new shares of common stock in the merger or that stockholders of Western Refining, Inc. (“Western”) may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of
Tesoro’s common stock or Western’s common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Tesoro and Western to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, the risk that the combined company may not buy back shares, the risk of the amount of any future dividend Tesoro may pay, and other factors. All such factors are difficult to predict and are beyond our control, including those detailed in Tesoro’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on Tesoro’s website at http://www.tsocorp.com and on the SEC website at http://www.sec.gov, and those detailed in Western’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on Western’s website at http://www.wnr.com and on the SEC website at http://www.sec.gov. Western’s forward-looking statements are based on assumptions that Western believes to be reasonable but that may not prove to be accurate. We undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.
No Offer or Solicitation
This communication relates to a proposed business combination between Western and Tesoro. This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It
This communication may be deemed to be solicitation material in respect of the proposed transaction between Tesoro and Western. In connection with the proposed transaction, Western and/or Tesoro may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for the proxy statement, registration statement, proxy statement/prospectus or any other documents that Tesoro or Western may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF TESORO AND WESTERN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Western and/or Tesoro, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Tesoro will be made available free of charge on Tesoro’s website at http://www.tsocorp.com or by contacting Tesoro’s Investor Relations Department by phone at 210-626-6000. Copies of documents filed with the SEC by Western will be made available free of charge on Western’s website at http://www.wnr.com or by contacting Western’s Investor Relations Department by phone at 602-286-1530 or 602-286-1533.
Participants in the Solicitation
Tesoro and its directors and executive officers, and Western and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Tesoro common stock and Western common stock in respect of the proposed transaction. Information about the directors and executive officers of Tesoro is set forth in the proxy statement for Tesoro’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2016, and in the other documents filed after the date thereof by Tesoro with the SEC. Information about the directors and executive officers of Western is set forth in the proxy statement for Western’s 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 22, 2016, and in the other documents filed after the date thereof by Western with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.
TESORO CONFIDENTIAL 2